UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 28, 2012

Commission File Number: 001-35408

AVG TECHNOLOGIES N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVG and Google Sign New Internet Search and

Advertising Services Agreement

Strategic relationship is aimed at bringing a secure

internet search experience to users.

AVG Technologies N.V., the provider of Internet and mobile security to 143 million active users, today announced it has signed a new internet search and advertising services agreement with Google.

“This is an important milestone for our long-term growth strategy and proves the value AVG provides as a security industry leader,” said JR Smith, CEO of AVG Technologies. “The renewal of our strategic relationship with Google provides AVG with the opportunity to continue delivering peace of mind to Internet search users around the world.”

The agreement has a two-year term and, in the second year, allows either party to terminate for convenience upon 60 days notice. Also, the agreement allows AVG to enter into additional secure search arrangements with other parties under certain circumstances. AVG intends to look at new opportunities to work with additional web, search and advertising partners.

AVG’s search security solutions are part of its range of award-winning consumer product offerings which are designed to provide Internet users with a more secure internet experience.

Forward-Looking Statements

This form contains forward-looking statements within the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “outlook”, “expectation,” “intends,” “assumes,” “believes” and “estimates,” variations of such words and similar expressions are also intended to identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein. Factors that could cause or contribute to such differences include but are not limited to: changes in the company’s growth strategies; changes in the company’s future prospects, business development, results of operations and financial condition; changes to the online and computer threat environment and the endpoint security industry; competition from local and international companies, new entrants in the market and changes to the competitive landscape; the adoption of new, or changes to existing, laws and regulations; flaws in the assumptions underlying the calculation of the number of the company’s active users; the termination of or changes to the company’s relationships with its partners, including Google, and other third parties; changes in the company’s and its partners’ responses to privacy concerns; the ability of the company to successfully diversify its portfolio of search partners; the company’s plans to launch new products and online services and monetize its full user base; the company’s ability to attract and retain active and subscription users; the company’s ability to retain key personnel and attract new talent; the company’s ability to adequately protect its intellectual property; flaws in the company’s internal controls or IT systems; the company’s geographic expansion plans; the anticipated costs and benefits of the company’s acquisitions; the outcome of ongoing or any future litigation or arbitration, including litigation or arbitration relating to intellectual property rights; the company’s legal and regulatory compliance efforts; and worldwide economic conditions and their impact on demand for the company’s products and services. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

Further information on these factors and other risks that may affect the company’s business is included in filings AVG makes with the Securities and Exchange Commission (SEC) from time to time, including its Annual Report on Form 20-F, particularly under the heading “Risk Factors”. These documents are available online from the SEC or in the Investor Relations section of our website at http://investors.avg.com. Information on our website is not part of this form. All forward-looking statements in this form are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVG TECHNOLOGIES N.V.

Date: November 28, 2012	By:	/s/ John Little
		Name:	John Little
		Title:	Chief Financial Officer and Managing Director